APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Brato Brewhouse and Kitchen

PROFIT AND LOSS

January - December 2018

	TOTAL
Income	
4200 Gain/Loss on Asset Sales	3,000.00
Online Merch Sale	376.90
Pop Up Sales	157,696.31
Uncategorized Income	24,750.00
Total Income	**$185,823.21**
Cost of Goods Sold	
5000 Cost of Goods Sold	47,577.78
Total Cost of Goods Sold	**$47,577.78**
GROSS PROFIT	**$138,245.43**
Expenses	
6000 Advertising & Marketing	4,094.66
6005 Bank Charges & Fees	1,050.08
6007 Brewery	35.00
6010 Car & Truck	3,495.29
6011 Charitable Contributions	1,850.00
6013 Eastern Bank SBA Loan Fees and Closing Costs	36,183.16
6015 Insurance	5,405.31
6020 Supplies	661.12
6030 Meals & Entertainment	956.70
6035 Merchandise	289.53
6040 Office Supplies & Software	3,554.06
6046 Payroll Federal and MA Unemployment Tax	420.48
6047 Payroll Federal Income Tax	909.40
6048 Payroll MA State Income Tax	635.24
6050 Rent & Lease	70,830.84
6055 Repairs & Maintenance	982.27
6060 Taxes & Licenses	9,848.40
6065 Travel	664.70
6070 Uncategorized Expense	2,000.77
6075 Accounting Fees	6,255.00
6080 Utilities	3,981.10
6085 Worker Compensation	-0.43
6095 Wages	19,388.00
Architect and Engineering	0.00
Eastern Bank LOC Fees and Closing Costs	-36,183.00
Financial Consulting	3,000.00
Guaranteed Payments	
6090 Jonathan	13,600.00
6091 Alex	5,600.00
Total Guaranteed Payments	**19,200.00**
Knife Sharpening	47.81

	TOTAL
Legal	16,489.20
Property Tax	17,306.91
Temp Food Licenses	1,323.93
Total Expenses	**$194,675.53**
NET OPERATING INCOME	**$ -56,430.10**
NET INCOME	**$ -56,430.10**

Brato Brewhouse and Kitchen

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 Eastern Bank Online Account	905,737.89
1005 TD BUSINESS SIMPLE CHECKING	15,176.96
1009 Cash Contra	-3,500.00
Total Bank Accounts	**$917,414.85**
Accounts Receivable	
1100 Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Total Current Assets	**$917,414.85**
Fixed Assets	
1200 Fixed Assets	0.00
1201 Brewery Equipment	85,447.95
1207 Leasehold Improvements	42,151.28
Total 1200 Fixed Assets	**127,599.23**
1600 Loan Origination Fee	36,183.16
1700 Accumulated Depreciation & Amortization	
1701 Accumulated Amortization	-431.00
Total 1700 Accumulated Depreciation & Amortization	**-431.00**
Total Fixed Assets	**$163,351.39**
Other Assets	
1900 Security Deposit	28,125.00
Total Other Assets	**$28,125.00**
TOTAL ASSETS	**$1,108,891.24**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
2200 Officer Loans	
2201 Officer Loan Alex	7,000.00
Total 2200 Officer Loans	**7,000.00**
2300 LimeBike Security Deposit	15,348.00
Total Other Current Liabilities	**$22,348.00**
Total Current Liabilities	**$22,348.00**
Long-Term Liabilities	
2500 Eastern Bank SBA Loan Payable	1,050,000.00
Total Long-Term Liabilities	**$1,050,000.00**
Total Liabilities	**$1,072,348.00**

Brato Brewhouse and Kitchen

BALANCE SHEET

As of December 31, 2018

	TOTAL
Equity	
3990 Retained Earnings	0.00
Distributions	-1,611.00
Opening Balance Equity	0.00
Partner Capital - Albert Barchard	
Capital Contribution - Albert Barchard	10,000.00
Total Partner Capital - Albert Barchard	**10,000.00**
Partner Capital - Alex Corona	-14,868.00
Capital Contribution - Alex Corona	7,000.00
Total Partner Capital - Alex Corona	**-7,868.00**
Partner Capital - Casey Howard	
Capital Contribution - Casey Howard	10,000.00
Total Partner Capital - Casey Howard	**10,000.00**
Partner Capital - Donald Jackson	
Capital Contribution - Donald Jackson	50,000.00
Total Partner Capital - Donald Jackson	**50,000.00**
Partner Capital - Jonathan Gilman	
Partner Distributions - Jonathan Gilman	132.00
Total Partner Capital - Jonathan Gilman	**132.00**
Partner Capital - Manfred Feist	
Capital Contribution - Manfred Feist	50,000.00
Total Partner Capital - Manfred Feist	**50,000.00**
Partner Capital - Michael Balas	
Capital Contribution - Michael Balas	10,000.00
Total Partner Capital - Michael Balas	**10,000.00**
Net Income	-84,109.76
Total Equity	**$36,543.24**
TOTAL LIABILITIES AND EQUITY	**$1,108,891.24**

Brato Brewhouse and Kitchen

STATEMENT OF CASH FLOWS
January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	-84,109.76
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1100 Accounts Receivable (A/R)	0.00
1701 Accumulated Depreciation & Amortization:Accumulated Amortization	431.00
2201 Officer Loans:Officer Loan Alex	7,000.00
2300 LimeBike Security Deposit	15,348.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**22,779.00**
Net cash provided by operating activities	**$ -61,330.76**
INVESTING ACTIVITIES	
1200 Fixed Assets	0.00
1201 Fixed Assets:Brewery Equipment	-85,447.95
1207 Fixed Assets:Leasehold Improvements	-42,151.28
1600 Loan Origination Fee	-36,183.16
Net cash provided by investing activities	**$ -163,782.39**
FINANCING ACTIVITIES	
2500 Eastern Bank SBA Loan Payable	1,050,000.00
3990 Retained Earnings	15,736.40
Distributions	-1,611.00
Opening Balance Equity	-8,000.00
Partner Capital -	10,000.00
Partner Capital -	-14,868.00
Partner Capital -	7,000.00
Partner Capital -	25,000.00
Partner Capital -	132.00
Partner Capital -	25,000.00
Partner Capital -	10,000.00
Net cash provided by financing activities	**$1,118,389.40**
NET CASH INCREASE FOR PERIOD	**$893,276.25**
Cash at beginning of period	24,138.60
CASH AT END OF PERIOD	**$917,414.85**

BRATO BREWHOUSE AND KITCHEN LLC

FINANCIAL STATEMENTS

PERIOD JANUARY 6, 2017
(DATE OF INCEPTION)
THROUGH DECEMBER 31, 2017

CONTENTS



NEWBURG & COMPANY LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Members of
Brato Brewhouse and Kitchen LLC (the "Company")
Brighton, Massachusetts

We have reviewed the accompanying financial statements of Brato Brewhouse and Kitchen LLC (a Limited Liability Company) which comprise the balance sheet as of December 31, 2017 and the related statements of operations and changes in members' deficit and cash flows for the period January 6, 2017 (date of inception) through December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.



Certified Public Accountants
Waltham, Massachusetts
March 12, 2018

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TRUSTED FINANCIAL ADVISORS

890 WINTER STREET • SUITE 208 • WALTHAM, MA 02451 • WWW.NEWBURG.COM • P: 781-884-4100 • F: 781-884-4150

BRATO BREWHOUSE AND KITCHEN LLC
BALANCE SHEET

DECEMBER 31,		2017
ASSETS		
Cash	$	24,139
Security deposit		28,125
TOTAL ASSETS	$	52,264
LIABILITIES AND MEMBERS' DEFICIT		
LIABILITIES		
Due to members	$	60,000
COMMITMENTS (NOTE 3)		
MEMBERS' DEFICIT		(7,736)
TOTAL LIABILITIES AND MEMBERS' DEFICIT	$	52,264

See accompanying independent accountants' review report and notes to the financial statements.

BRATO BREWHOUSE AND KITCHEN LLC
STATEMENT OF OPERATIONS AND CHANGES IN MEMBERS' DEFICIT

PERIOD JANUARY 6 THROUGH DECEMBER 31,		2017
SALES, net	$	14,356
COST OF GOODS SOLD		6,192
GROSS PROFIT		8,164
OPERATING EXPENSES		
Professional fees		12,853
Office		4,614
Guaranteed payments to members		2,500
Travel		1,773
Meals and entertainment		925
Taxes and licenses		689
Advertising and marketing		542
Insurance		299
Bank charges		287
Supplies		280
Repairs and maintenance		71
Total operating expenses		24,833
LOSS FROM OPERATIONS		(16,669)
OTHER INCOME		933
NET LOSS		(15,736)
MEMBERS' CONTRIBUTIONS		8,000
MEMBERS' DEFICIT, ENDING	$	(7,736)

See accompanying independent accountants' review report and notes to the financial statements.

BRATO BREWHOUSE AND KITCHEN LLC
STATEMENT OF CASH FLOWS

PERIOD JANUARY 6 THROUGH DECEMBER 31,	2017
OPERATING ACTIVITIES	
Net loss	$ (15,736)
INVESTING ACTIVITIES	
Security deposit	(28,125)
FINANCING ACTIVITIES	
Due to members	**60,000**
Capital contributions from members	**8,000**
Net cash provided by financing activities	**68,000**
NET INCREASE IN CASH	**24,139**
CASH, beginning	**-**
CASH, ending	$ **24,139**

BRATO BREWHOUSE AND KITCHEN LLC
NOTES TO THE FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS AND BASIS FOR PRESENTATION

Nature of Operations
Brato Brewhouse and Kitchen LLC, (the "Company") was formed in January 2017 and is headquartered in Brighton, MA. The Company offers a menu built around scratch cooking and house fermented products, as well as a wide-ranging, brewed on-site, beer menu. The Company utilizes local sustainable sources for raw materials and has partnerships with local farms and fisheries.

The Company is subject to certain risks and uncertainties that could significantly affect the accompanying financial statements in the near term. These risks and uncertainties include general startup risks such as obtaining a market and financing, obtaining and maintaining licenses and exposure to the impact of fluctuations in commodity prices.

Basis of Accounting
The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"), using the accrual method of accounting. Under this method, expenses are recorded when incurred and sales are recorded when earned.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition
The Company recognizes revenue from food and beer at the time of sale.

Advertising costs
Advertising costs are expensed as incurred.

Income Taxes
The Company does not incur income taxes, instead its earnings and losses are included in its members' income tax returns and taxed depending upon their individual tax situations. The financial statements, therefore, do not include a provision for income taxes. The Company files income tax returns in federal and state jurisdictions. The Company does not have any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

3. COMMITMENTS

Operating Lease
The Company leases its facilities through December 2028. The lease requires the Company to pay utilities and real estate taxes in addition to its minimum rent.

Future minimum payments required under the building lease agreement are as follows:

2018	$113,000
2019	116,000
2020	119,000
2021	123,000
2022	127,000
Thereafter	692,000
	$1,290,000

There was no rent expense for the period ended December 31, 2017 as the lease commenced on January 1, 2018.

4. MEMBERS' EQUITY

Under the terms of the limited liability operating agreement, the Company has an indefinite life. Membership units include Class A, Class B, and Class C common units and Series Seed Convertible preferred units (Preferred Units). The Company authorized an unlimited number of Class A units to the founders of the Company. Each Member of Class A is entitled to one vote per unit. No other classes are entitled to vote.

During the period ended December 31, 2017, the Company had 1,300,000 outstanding units of Class A, authorized issuance of 621,053 Class B units, none of which are outstanding, and authorized issuance of 621,053 Preferred Units, none of which are outstanding at December 31, 2017.

Class C units are reserved to be granted as profits interests in exchange for services provided to the Company. The Company authorized 100,000 Class C units, none of which are outstanding as of December 31, 2017.

In general, Members of Class B and Preferred Units are entitled to distributions. Preferred Units distributions will commence the year ending December 31, 2018. Preferred Unit Holders are entitled to distributions equal to the net profits multiplied by the holder's percentage interest of Preferred Units. At the end of any year in which the aggregate distributions to date to the Preferred Unit holder exceeds the amount invested by the holder, the Preferred Units will automatically convert to Class B units. Class B distributions will commence with the fiscal year ending after Preferred Units' conversion. Class B Holders are entitled to a percentage of net profits equal to the lesser of 25% or percent total of percentage interest constituted by Class B units.

5. RELATED PARTY TRANSACTIONS

At December 31, 2017, the Company's balance in due to members of $60,000 is unsecured and non-interest bearing without fixed repayment terms.

6. SUBSEQUENT EVENTS

Transactions subsequent to December 31, 2017 have been evaluated through March 12, 2018, the date the financial statements were available to be issued. No events were noted that could have a material impact on the financial statements.

I, Jonathan Gilman, certify that:

1. The financial statements of Brato Brewhouse and Kitchen included in this Form are true and complete in all material respects; and
2. The tax return information of Brato Brewhouse and Kitchen has not been included in this Form as Brato Brewhouse and Kitchen was formed on 01/06/2017 and has not filed a tax return to date.

Signature DocuSigned by: Jonathan Gilman
CF0AACBCC85047D...

Name: Jonathan Gilman

Title: Co Founder

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